Filed Pursuant To Rule 433
Registration No. 333-167132
January 31, 2011
Transcript of Interview with Tom Anderson of State Street on Bloomberg Television on January 27, 2011
MARK: Investors have nearly a trillion dollars sitting in exchange traded funds. Will they continue to invest in ETFs, or will they move money elsewhere as the economy recovers? Suzanne O’Halloran’s in the newsroom with more on this story. Suzanne?
SUZANNE O’HALLORAN: Thanks very much, Mark. I am here with Tom Anderson, who runs ETFs for State Street globally. Tom, welcome to the program. You’re here because we’re talking about a lot of demand for ETFs in 2010. We’re nearing a trillion dollars in assets. You’re rolling out three new ETFs today: healthcare, telecom, and transportation. Why the push in these respective sectors?
TOM ANDERSON: Sure. I mean, each of these are areas where there are already ETFs providing exposure. But the unique thing about these ETFs is that they offer modified equal-weight exposure, which means investors get about 80 percent in small-cap and mid-cap exposure, something that’s very different than what’s available currently in ETFs in those three areas.
SUZANNE O’HALLORAN: Okay. Last year, your competitors Vanguard and Blackrock, via iShares, rolled out more new ETFs than State Street. Some may say—are you maybe not being competitive enough? Why didn’t you roll out as many new products as your rivals?
TOM ANDERSON: The product development cycle takes twists and turns. So sometimes it depends if you have a complicated product that you’re looking for; you know, we’ve been looking at active relief for products, which takes quite a long time. We actually have several, we think, very innovative products that will be coming to market in just the next few months.
SUZANNE O’HALLORAN: Okay. Such as?

TOM ANDERSON: Areas we have filed for are emerging market dividends as well as emerging market debt local currency.
SUZANNE O’HALLORAN: Okay, so investors can be looking for those in the next first quarter?
TOM ANDERSON: The next—I would say the next few months.
SUZANNE O’HALLORAN: Okay. Everyone knows State Street—or you’re best known for the gold fund, the SPDR Gold Fund. It’s a favorite of George Soros. We talked to him today in Davos; he’s still very bullish on commodities—also, John Paulson. Gold, however, has seen a pretty sharp decline. What can you tell us in terms of—what does the decline in the metal actually mean for the assets of the fund and investor demand for gold going forward, as far as you can tell?
TOM ANDERSON: Well, we’ve seen two things so far in January. We have seen a decline in the price of gold, and we also have seen some withdrawals from SPDR Gold Shares. Now, this is something that happened in January and February of last year as well, so sometimes there’s seasonal rebalancing that takes place. You know, when you’re the number one gold fund in the world and you’re the preferred product in this space, when people have big positions, sometimes they might want to take a little bit off the table. And GLD is the product they might do that with.
SUZANNE O’HALLORAN: Okay, so you think it’s more just a rebalancing versus a reversal in the appetite for gold?
TOM ANDERSON: I think a lot of the long-term positives for gold remain in place.
SUZANNE O’HALLORAN: Okay, great. Another metal, copper, got a lot of attention as copper made new records today. We had Caterpillar reporting a great quarter, and they said demand for copper is on the rise because of emerging markets. Any plans at State Street to have a copper ETF? Investors are really hungry for these metals.
TOM ANDERSON: Investors really are hungry for commodity and real asset exposure. We haven’t filed for anything that’s another physical commodity, but I certainly can understand why investors are looking for that type of exposure from ETFs.
SUZANNE O’HALLORAN: So no plans for a copper ETF?
TOM ANDERSON: No plans from SPDRs for a copper ETF right now.
SUZANNE O’HALLORAN: Okay. And, if you could just explain, because of the physical aspect, whereas the gold fund is backed by physical product, copper is—it’s not easy to do that.
TOM ANDERSON: Copper—I mean, our viewpoint is gold would be one of those physical commodities that the market is liquid enough and deep enough to sustain a good, physical ETF from SPDRs. We haven’t found any other asset classes, physical commodities, that we’ve felt the same about.
SUZANNE O’HALLORAN: Okay. We talked about, when we intro-ed you, that assets are approaching a trillion dollars. Do you think we’re going to hit that this year? We’re not that far away. And is it the institutions, is it individuals—who’s putting money to work in these assets?
TOM ANDERSON: It’s everybody. We certainly do; we finished the year at 995 billion, so it’s really—it even rounds up to a trillion. But what we’re seeing is what’s driving it are strong flows into emerging market debt—or emerging market equity and bond funds in general. And I think those are two trends that are going to continue into 2011. So I think the future is very positive.
SUZANNE O’HALLORAN: Right. And you’re going to be having an emerging market dividend fund, you mentioned, to capture that. It’s interesting, though, because, when you look at what the Fed may or may not do, potentially they could be raising interest rates perhaps over the next year. But you’re still seeing demand for fixed-income assets over stocks?

TOM ANDERSON: Definitely renewed interest in stocks, but, you know, fixed income continues to be very strong, particularly in high-yield and corporate bond funds. Again, anything that provides a yield over treasuries right now is of interest. Yeah.
SUZANNE O’HALLORAN: Okay, and I just want to give you quickly, before we wrap it up—you have two big competitors, obviously, Vanguard and Blackrock, who are getting more aggressive in the space. There’s always a question of fees. Any plans to adjust your fees to stay as competitive as your rivals?
TOM ANDERSON: We don’t have any plans to adjust our fees at this point. I get asked the question all the time, “Is there a price war on ETFs?” Really, there isn’t a price war on ETFs. The prices that ETFs offer are so low, and offer such good value for investors, that really I don’t see any need for that.
SUZANNE O’HALLORAN: Okay, great. Investors probably wish you would see a need for that, but not so. Our thanks to Tom Anderson of State Street. Mark, a lot of interesting action happening with exchange traded funds. Back to you.
MARK: Suzanne, Mr. Anderson, thank you both so much.
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